OMB APPROVAL
OMB Number:	3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Galaxy Nutritional Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Leonard, Street and Deinard, P.A. Attn: Mark S. Weitz, Esq. 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 612-335-1500	Mill Road Capital, L.P. Attn: Thomas E. Lynch Two Sound View Drive, Suite 300 Greenwich, CT 06830 203-987-3501

With a copy to: Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q104	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons. Galaxy Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 13,811,120
9. Sole Dispositive Power
10. Shared Dispositive Power 13,811,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons. Timothy S. Krieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 13,811,120 (1)
9. Sole Dispositive Power
10. Shared Dispositive Power 13,811,120 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	Timothy Krieger is a member and the sole manager and governor of Galaxy Partners L.L.C., and as such may be deemed to have shared voting and dispositive power of the shares held by Galaxy Partners.

CUSIP No. 36317Q104	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,727,024
9. Sole Dispositive Power
10. Shared Dispositive Power 9,727,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,727,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 5 of 18 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,727,024
9. Sole Dispositive Power
10. Shared Dispositive Power 9,727,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,727,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,727,024
9. Sole Dispositive Power
10. Shared Dispositive Power 9,727,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,727,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,727,024
9. Sole Dispositive Power
10. Shared Dispositive Power 9,727,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,727,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,727,024
9. Sole Dispositive Power
10. Shared Dispositive Power 9,727,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,727,024
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 36317Q104	13D	Page 9 of 18 Pages

1.	Names of Reporting Persons. MW1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,167,416
9. Sole Dispositive Power
10. Shared Dispositive Power 9,167,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,167,416
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.9%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 10 of 18 Pages

1.	Names of Reporting Persons. Andromeda Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,167,416
9. Sole Dispositive Power
10. Shared Dispositive Power 9,167,416

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,167,416
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q104	Page 11 of 18 Pages

This Amendment No. 3 to the joint statement on Schedule 13D relating to the common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation, initially filed by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008, as amended by Amendment No. 1 filed by Galaxy Partners, L.L.C. and Timothy Krieger on December 31, 2008 (“Amendment No. 1”) and Amendment No. 2 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 (“Amendment No. 2”) (as amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 1 of the Schedule 13D shall hereby be amended and restated in full as follows:

“This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6280 Hazeltine National Drive, Orlando, Florida 32822.”

2. Item 2(a) of the Schedule 13D, as set forth in Amendment No. 2, shall hereby be amended and restated as follows:

“(a) This Statement is being filed by Galaxy Partners, L.L.C., a Minnesota limited liability company (“Galaxy Partners”), Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”), MW1 LLC, a Delaware limited liability company (“MW1”), and Andromeda Acquisition Corp., a Delaware corporation (“Purchaser”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Goldman and Scharfman (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. By virtue of their positions, each of the Managers has shared power to vote and dispose of the shares of Common Stock reported in this Schedule 13D on behalf of the Fund. The Fund is the sole member of MW1, which controls Purchaser in its capacity as the sole shareholder of Purchaser. Justin Jacobs is the sole director and executive officer of Purchaser.”

3. Items 2(b) through (f) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“(b) The address of the principal office of each of MW1 and Purchaser is c/o Mill Road Capital, L.P., Two Sound View Drive, Suite 300, Greenwich, CT 06830. The business address of Mr. Jacobs, the sole director and executive officer of Purchaser, is Mill Road Capital, L.P., Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(c) The principal business of MW1 is to act as the sole shareholder of Purchaser. The principal business of Purchaser is to serve as an acquisition vehicle for the shares of Common Stock of the Issuer. The present principal occupation or employment of Mr. Jacobs is a Managing Director of the Fund.

CUSIP No. 36317Q104	Page 12 of 18 Pages

(d) None of MW1, Purchaser and Mr. Jacobs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of MW1, Purchaser and Mr. Jacobs was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Mr. Jacobs is a citizen of the United States.”

4. Item 3 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On February 13, 2009, Purchaser commenced a third party tender offer to purchase all of the outstanding shares of Common Stock of the Issuer, at a purchase price of $0.36 per share in cash and without interest thereon (the “Offer”). On May 1, 2009, Purchaser accepted for payment the 9,055,812 shares of Common Stock that were validly tendered and not withdrawn by the expiration of the initial offering period at 5:00 p.m., Eastern time, on April 30, 2009 (the “Accepted Shares”). On May 5, 2009 Purchaser accepted for payment 111,604 shares of Common Stock that were validly tendered during the subsequent offering period. The Fund contributed to MW1 the $3,260,092.32 necessary to acquire all of the Accepted Shares and contributed the $40,177.44 necessary to acquire the 111,604 shares of Common Stock tendered and accepted to date in the subsequent offering period, in each case using working capital from the Fund. MW1 then contributed to Purchaser the $3,260,092.32 in order to facilitate the purchase of, and payment for, the Accepted Shares and contributed the $40,177.44 necessary to acquire the 111,604 shares of Common Stock tendered and accepted to date in the subsequent offering period.”

5. Item 4 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 1, 2009, immediately following the expiration of the initial offering period of the Offer, Purchaser commenced a subsequent offering period to acquire all remaining shares of Common Stock. The subsequent offering period will expire at 5:00 p.m., Eastern time, on May 7, 2009, unless extended. As of May 5, 2009, 111,604 shares of Common Stock were tendered during the subsequent offering period and were accepted for payment by Purchaser. Any additional shares of Common Stock validly tendered during the subsequent offering period will be immediately accepted for payment by Purchaser.

If the number of Shares tendered and accepted by the expiration date of the subsequent offering period, when combined with the Shares then owned by Purchaser, represents at least 90% of the outstanding shares of Common Stock, Purchaser will immediately be

CUSIP No. 36317Q104	Page 13 of 18 Pages

merged with and into the Issuer (the “Short-Form Merger”), with the Issuer surviving as a wholly owned subsidiary of MW1.

In the event that the number of Shares tendered and accepted by the expiration date of the subsequent offering period, when combined with the Shares then owned by Purchaser, represents less than 90% of the outstanding shares of Common Stock, MW1 intends to cause the Issuer to become privately held by some means other than the Short-Form Merger.

Except as set forth in the Schedule 13D, the Reporting Persons, including Mr. Jacobs, do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

6. Item 5(a) of the Schedule 13D, as set forth in paragraph 5 of Amendment No. 2, shall hereby be amended as follows:

“In the aggregate, the Reporting Persons, as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Mr. Jacobs, beneficially own a total of 23,538,144 shares of Common Stock, representing approximately 87% of the outstanding shares of Common Stock. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each may be deemed to beneficially own 23,538,144 shares of Common Stock, representing approximately 87% of the outstanding shares of Common Stock. Galaxy Partners and Timothy Krieger, as the sole manager and governor of Galaxy Partners, each may be deemed to beneficially own 23,538,144 shares of Common Stock, representing approximately 87% of the outstanding shares of Common Stock. MW1 and Purchaser each may be deemed to beneficially own 23,538,144 shares of Common stock, representing approximately 87% of the outstanding shares of Common Stock. These percentages of beneficial ownership are based on a total of 27,051,294 shares of Common Stock outstanding as of February 10, 2009.”

7. Item 5(b) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

CUSIP No. 36317Q104	Page 14 of 18 Pages

“By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the 9,727,024 shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund. As the sole director and executive officer of Purchaser, Justin Jacobs has the shared authority to vote and dispose of the 9,167,416 shares reported in this joint statement Schedule 13D on behalf of Purchaser.”

8. Item 5(c) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 1, 2009, Purchaser accepted for payment and purchased the Accepted Shares that were tendered and not withdrawn by the expiration date of the initial offering period of the Offer. On May 1, 2009, Purchaser also commenced a subsequent offering period for the Offer that will expire on May 7, 2009, unless extended. As of May 5, 2009, 111,604 shares of Common Stock were tendered during the subsequent offering period and accepted for payment by Purchaser.”

9. Item 7 of the Schedule 13D shall hereby be amended by adding Exhibits J as follows:

“Exhibit J Joint Filing Agreement, dated as of May 5, 2009, by and among the Reporting Persons.

10. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 36317Q104	Page 15 of 18 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 5, 2009

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Timothy Krieger
Manager

/s/ Timothy Krieger
Timothy Krieger

CUSIP No. 36317Q104	Page 16 of 18 Pages

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

CUSIP No. 36317Q104	Page 17 of 18 Pages

MW1 LLC

By:	Mill Road Capital, L.P.
its Sole Member

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	President

CUSIP No. 36317Q104	Page 18 of 18 Pages

THOMAS E. LYNCH

By:	/s/ Charles M.B. Goldman
Charles M.B. Goldman, attorney-in-fact

CHARLES M.B. GOLDMAN

By:	/s/ Charles M.B. Goldman
Charles M.B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M.B. Goldman
Charles M.B. Goldman, attorney-in-fact